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EXHIBIT 2.

                             PARTICIPATION AGREEMENT
                             -----------------------

         AGREEMENT, made as of this 30th day of April, 1998, by and between STERLING FINANCIAL SERVICES COMPANY, a division of Sterling Bancorp., a New York corporation, having offices at 500 Seventh Avenue, New York, New York 10018 (hereinafter referred to as "Sterling") and E.R. RECEIVABLES CORP., LLC, a New Jersey limited liability company, having its principal place of business at 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632, hereinafter referred to as "Seller").

         WHEREAS, Seller has purchased a certain consumer loan portfolio of Argent Bank ("Argent") containing approximately 3,000 accounts having an aggregate outstanding principal balance of approximately $5,800,000, as set forth in the schedule annexed hereto as Exhibit A (the "Accounts"), from Greenwich Capital Financial Products, Inc. ("GCFP") and Argent for the sum of
$         (the "Purchase Price"), pursuant to a certain Purchase and Sale
Agreement (the "Purchase Agreement"), a copy of which is annexed hereto as Exhibit B; and


         WHEREAS, Seller has agreed to sell to Sterling and Sterling has agreed to purchase from Seller a forty-three and three quarters(43.752) percent participation in the ACCOUNTS and the proceeds thereof, for the sum of Two Million ($2,000,000~00) Dollars (the "Investment"); and


         WHEREAS, Sterling and Seller desire that: the Accounts be serviced and enforced in accordance with the terms and provisions set forth in this Agreement.

         NOW, THEREFORE, Sterling and Seller hereby agree as follows:

         1. PARTICIPATION INTEREST. A. sterling and Seller agree to participate in the Accounts, including the proceeds thereof, and any and all collateral pledged to secure any individual account thereof.

         B. Simultaneously with the execution of this Agreement, Sterling shall deliver to Seller in immediately available funds the sum of $2,000,000.00 representing its Investment in the Accounts.

         C. The Participation Interest of sterling shall constitute



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an undivided interest in the Accounts SET forth on Exhibit C, including without limitation, all sales contracts, loan agreements, notes, collateral, mortgages, SECURITY agreements, guaranties and all other documents and instruments executed and delivered by or on behalf OF any of the account debtors obligated on such Accounts to evidence and secure the indebtedness of such account debtors, in all payments of interest and principal and any other charges paid in respect of such Accounts, and in any RECOVERIES or distributions in respect of such Accounts. The foregoing shall be held in the name of Seller for itself and as agent and trustee Par Sterling.

         D. Commencing on the date hereof, Sterling shall receive as compensation, from the LIQUIDATION proceeds of the Accounts included on Exhibit C, interest on its Investment at the Base Rate of Sterling National Bank in effect from time to time plus five percent: (5%) per annum.

         2. COLLATERAL SECURITY. Sterling's Investment and interest due thereon, shall be secured solely by, and Seller hereby grants to Sterling a continuing general lien and first priority security interest on the Accounts listed on Exhibit C. seller agrees to deliver to Sterling such instruments and documents, including VCC-1 financing statements, as Sterling shall reasonably request for the purpose of perfecting such security interest.

         3. ADMINISTRATION OF THE ACCOUNTS

         A. Sterling shall manage the Account a and perform all billing functions and payment processing for the Accounts. Seller shall cause the proceeds of all Accounts to be paid directly to Sterling. Neither Sterling nor its officers, directors, employees or attorneys shall be liable for any acts taken or omitted to be taken with respect to the management, billing and payment processing of and for the Accounts! or with respect to Seller's interest in the proceeds of Accounts, excepting only gross negligence or willful misconduct.

         B. Seller shall perform all required collection activity to liquidate the Accounts and enforce its rights and remedies under the various loan document a which comprise the Accounts. In conducting collection activity, Seller shall exercise the same level of care that it would exercise if the Accounts had not been subject to a participation agreement. Seller shall act as

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principal for itself and as trustee for Sterling solely for purposes of collecting and DISTRIBUTING the sums received by it.

         C. The parties agree that all proceeds and collections (`Collections") received by Sterling or Seller in respect of the Accounts from all sources, whether before or after the default of any account debtor included therein, or the realization on any collateral security in respect of any Account, shall, be distributed monthly in the following order of priority:

         (i) to Sterling, to the extent such Collections apply to Accounts included on Exhibit C;

         (ii) to Seller, to the extent such Collections apply to Accounts not included on Exhibit C.

         4. CONSENT OF STERLING. Seller shall not take any of the following actions without the prior written consent of Sterling: (a) consent to or permit the substitution, withdrawal or release of any collateral or other security securing the obligations of any account debtor included in the Accounts; (b) amend or modify the terms of any loan agreement and/or any other documents or instruments securing and evidencing the obligations of any account debtor included in the Accounts; or (c) consent to the sale or the transfer of any of the Accounts to a third party.

         5. EXPENSES. All losses and expenses (other than normal administrative and collection expenses and expenses incurred in connection with actions or proceedings brought by or against individual account debtors) including but not limited to, reasonable counsel fees, costs and disbursements, paid or incurred by either party in taking any action to enforce or collect any or all of the Accounts or to settle or satisfy any action, proceeding, judgment, claim or demand of any kind brought or asserted against Seller or Sterling in respect of the Accounts shall be borne by seller and sterling in PROPORTION to their respective Participation interests.

         6. REPRESENTATIONS AND ACKNOWLEDGEMENTS. Sterling and Seller each represent and acknowledge to each other that:

         A. It is acquiring its Participation interest for its own account and not as a nominee or agent for any other person, and

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has no intention of distributing or reselling such participation interest or any part thereof in any transaction that would be in violation of the securities laws of the United States of America or any state thereof;

         B. It has been furnished, during the course of this transaction, with all information regarding the Accounts which it has requested ox desired to know; that all documents which could be reasonably provided have been made available for its inspection and review; that it has been afforded the opportunity to ask questions of and receive answers from duly authorized officers and/or other representatives of __________concerning the terms and conditions of the Accounts and any additional information which it had requested.

         7. DEFAULT BY ACCOUNT DEBTORS. Upon a default by an account debtor, Seller shall be authorized to take appropriate action on behalf of itself and Sterling to enforce and protect the rights of Seller and Sterling. Seller shall keep Sterling informed with respect to all such ACTION taken by it on a regular basis and shall respond to all reasonable requests by Sterling for such information

         8. SELECTION OF COUNSEL. Seller shall have sole and absolute discretion in the selection of legal counsel, independent certified accountants, appraisers or experts and all other matters pertaining to the enforcement of the rights under the Accounts.


         9. TRANSFER OF PARTICIPATION INTERESTS No party shall assign, sell or transfer all or any part of its Participation Interest to a non-party to this Agreement (the "Purchaser"), unless it shall first: offer the same in writing irrevocably for at least thirty (30) days, to the other party hereto at the same price and terms as shall have been offered by the Purchaser. The non-selling party shall have the right to purchase the selling party's Participation Interest at such price and terms by giving written notice to the selling party within such 30-day period. The closing of such purchase and sale shall take place within three business days after receipt of such notice. If the non-selling party does not offer to purchase the selling party's participation Interest as provided for herein, or if, having accepted the offer, the non-selling party does not close as





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provided for herein, the selling party shall have the right to complete the transfer to the Purchaser. The foregoing notwithstanding, Sterling shall be permitted to transfer its Participation Interest to an affiliate, subsidiary, or sub-subsidiary of Sterling Bancorp without being required first to offer to sell such interest to Seller.

         10. APPLICABLE LAW. JURISDICTION. This Agreement has been executed and delivered and shall be construed and enforced in accordance with the laws of the State of New York, including, but not limited to, matters of construction, validity and performance. Any dispute arising out of this Agreement, or the breach thereof, shall be resolved by litigation commenced in the federal or state courts located in the State of New York, County of New York. Each party hereto irrevocably submits to the personal jurisdiction of any such court in connection with such legal action, and waives, to the fullest extent it may do so under law, any objections that it may now or hereafter have to the laying of venue with such courts. Each party further waives its right to trial by jury.

         11. ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof, and may not be modified or amended, except by another agreement in writing duly executed by the parties hereto.

         12. PARTIES IN INTEREST. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

         13. SEVERABILITY. In the event that any one or more of the provisions of this Agreement shall be deemed to be illegal or unenforceable, such illegality or unenforceability shall not affect the validity or enforceability of the remaining legal and enforceable provisions hereof which shall be construed as if such illegal or unenforceable provisions had not been inserted.

         14. NOTICES. All notices, exercises of right, requests, demands and other communications provided for in this Agreement shall be in writing, and unless otherwise specifically provided for herein shall be deemed to have been given at the time (i) when mailed at ANY general or branch United States post office enclosed in a registered or certified post-paid envelope, return

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receipt requested, (ii) delivered in person, or (iii) delivered by a recognized national overnight delivery service, and addressed to the parties at the addresses set forth at the head of this Agreement or to such changed addresses as such parties may have fixed by notice; provided, however, that any change of address shall be effective only upon its receipt.

         15. HEADINGS The headings of the paragraphs of this Agreement have been inserted for convenience of reference only and shall, in no way, restrict or otherwise affect the construction of the terms and provisions hereof.

         16. EXECUTION. This Agreement may be executed in one or more counterparts and each of such counterparts shall, for all purposes, be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument.

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         IN WITNESS WHEREOFF, the parties hereto have executed this Agreement by their duly authorized officers on the day and year first above written.

                                             STERLING FINANCIAL SERVICES CO.



                                             By:__________________________
                                                   John Murphy, President


                                             E.R. RECEIVABLES CORP., LLC



                                             By: _________________________
                                                   Gary Stern, President